Exhibit 2.3

Form of Series Designation

Series Rolex Superhero Collection, a Series of Investables Projects LLC

Capitalized terms used but not defined herein have the meanings assigned to such terms in the Limited Liability Company Agreement of Investables Projects LLC, as in effect as of the effective date set forth below (the “Operating Agreement”). References to Sections and Articles set forth herein are references to Sections and Articles of the Operating Agreement.

Name of Series	Series Rolex Superhero Collection, a Series of Investables Projects LLC (“Series Rolex”).

Effective Date of Establishment	September XX, 2022.

Managing Member	Investables Manager LLC was appointed as the Managing Member of Series Rolex with effect from the date of the Operating Agreement and shall continue to act as the Managing Member of Series Rolex until the first to occur of: (1) dissolution of Series Rolex pursuant to Section 11.01(b) or (3) its removal and replacement pursuant to Section 4.03 or Article X.

Initial Member	Investables Manager LLC

Series Rolex Assets	The Series Rolex Assets shall be 2020 Rolex “Hulk” Submariner and a 2019 Rolex GMT-Master II “Batman,” each to be acquired by Series Rolex following the closing of the Initial Offering and any assets and liabilities associated with such asset and such other assets and liabilities acquired by Series Rolex from time to time, as determined by the Managing Member in its sole discretion.

Sourcing Fee	$5,091

Management Fee	None.

Performance Fee	The Manager will also receive 20% of the amounts available for distributions from the sale of underlying assets in a series after each investor in that series has received distributions equal to his or her capital contributions.

Issuance	Subject to the Operating Agreement, the maximum number of Series Rolex Interests the Company can issue is 5,300.

Number of Series Rolex Interests issued to Initial Member	On the date hereof, Series Rolex hereby grants to the Managing Member a single Series Rolex Interest, which Interest shall be considered issued and outstanding as of the date hereof but may not be recorded in the books of the Company until the closing of the Initial Offering of Series Rolex Interests. Consideration for such initial issuance shall be paid after the date hereof but prior to the closing of the Initial Offering.

Broker	Dalmore Group, LLC.

Brokerage Fee	1% of the purchase price of the Series Rolex Interests sold in the Offering of the Series Rolex Interests.

Other Rights	Holders of Series Rolex Interests shall have no conversion, voting (except as specified in the Operating Agreement), exchange, sinking fund, redemption or appraisal rights, no preemptive rights to subscribe for any securities of the Company and no preferential rights to distributions of Series Rolex Interests.

Officers	There shall initially be no specific officers associated with Series Rolex, although the Managing Member may appoint officers of Series Rolex from time to time, in its sole discretion.

Minimum Interests	One (1) Interest per Member.

Managing Member Interests	The Managing Member shall purchase at least 1.00% of Series Rolex Interests at the closing of the Initial Offering, although such amount may be waived or modified by the Managing Member in its sole discretion.